UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Shareholders' Agreement of Ultrapar Participações S.A.
2. Material Notice

Shareholders' Agreement dated August 18, 2020 amended by the term of adhesion dated August 31, 2021

SHAREHOLDERS' AGREEMENT OF ULTRAPAR PARTICIPAÇÕES S.A.

By the present private instrument and in the best terms of the law,

                ULTRA S.A. PARTICIPAÇÕES, a corporation with headquarters at Avenida Brigadeiro Luís Antônio, No. 1.343, in the City of São Paulo, State of São Paulo, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 54.041.439/0001-91, herein represented pursuant to its by-laws (“Ultra”); and

               PARTH DO BRASIL PARTICIPAÇÕES LTDA., a limited liability company with headquarters at Rua Visconde de Pirajá, No. 547, Room 1,115 (part), Ipanema, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 20.992.266/0001-75, herein represented pursuant to its articles of association (“Parth” and, jointly with Ultra, hereinafter referred to as “Holdings” or “Parties,” or “Holding” or “Party,” when referred to individually);

And in the capacity as consenting intervening parties and bound by the provisions of this Agreement;

             ANA MARIA LEVY VILLELA IGEL, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Ana Maria Levy Villela Igel”);

                FABIO IGEL, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Fabio Igel”);

           MÁRCIA IGEL JOPPERT, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Márcia Igel Joppert”);

               ROGÉRIO IGEL, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx and of the Brazilian Individual Taxpayer Register Identification (CPF) No.  xxxxxx, resident and domiciled in the xxxxxx (“Rogério Igel”);

            JOYCE IGEL DE CASTRO ANDRADE, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Joyce Igel de Castro Andrade”);

           LUCIO DE CASTRO ANDRADE FILHO, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Lucio de Castro Andrade Filho”);

              PEDRO WONGTSCHOWSKI, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Pedro Wongtschowski”);

           CHRISTY PARTICIPAÇÕES LTDA., a limited liability company with headquarters at Rua Visconde de Pirajá, 351, Rooms 916 and 917, Ipanema, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 33.363.896/0001-22, herein represented pursuant to its articles of association by Hélio Marcos Coutinho Beltrão duly qualified herein below (“Christy Participações”)

           HÉLIO MARCOS COUTINHO BELTRÃO, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Hélio Marcos Coutinho Beltrão”);

           BRUNO IGEL, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Bruno Igel”);

           ANA ELISA ALVES CORRÊA IGEL, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx-SP, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Ana Elisa Alves Corrêa Igel”);

           ROBERTO DE CASTRO ANDRADE, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Roberto de Castro Andrade”);

           BETTINA DE CASTRO ANDRADE GASPARIAN, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Bettina de Castro Andrade Gasparian”);

           ROBERTA JOPPERT FERRAZ, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Roberta Joppert Ferraz”);

           SANDRA JOPPERT, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Sandra Joppert”);

        IGELPAR PARTICIPAÇÕES S.A., a stock corporation with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 1343, 5th floor, Bela Vista, ZIP CODE 01317-001, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 34.622.819/0001-02, herein represented pursuant to its by-laws (“IgelPar”);

         PÁTRIA PRIVATE EQUITY VI FIP MULTIESTRATÉGIA, investment fund enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 29.447.049/0001-79, herein represented by its manager and administrator Pátria Investimentos Ltda., headquartered in the City of São Paulo, State of São Paulo, at Avenida Cidade Jardim, No. 803, 8th floor, room A, ZIP CODE 01453-000, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 12.461.756/0001-17, herein represented pursuant to its by-laws (“FIP Pátria” and, jointly with Ana Maria Levy Villela Igel, Fabio Igel, Márcia Igel Joppert, Rogério Igel, Joyce Igel de Castro Andrade, Lucio de Castro Andrade Filho, Pedro Wongtschowski, Christy Participações, Hélio Marcos Coutinho Beltrão, Bruno Igel, Ana Elisa Alves Corrêa Igel, Roberto de Castro Andrade, Bettina de Castro Andrade Gasparian, Roberta Joppert Ferraz, Sandra Joppert and IngelPar, hereinafter referred to as “Ultra Partners”);

           BETTINA IGEL HOFFENBERG, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled at the xxxxxx, represented herein by her attorney-in-fact Mr. Jean Pierre Roy Jr., a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity No. xxxxxxduly issued by the OAB/RJ, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, with his professional address in the xxxxxx (“Bettina Igel Hoffenberg”);

           JENNINGS LUIS IGEL HOFFENBERG, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Jennings Luis Igel Hoffenberg”);

         PEDRO IGEL DE BARROS SALLES, a Brazilian citizen, xxxxxx, xxxxxx, the holder of the Brazilian identity card (RG) No. xxxxxx, and of the Brazilian Individual Taxpayer Register Identification (CPF) No. xxxxxx, resident and domiciled in the xxxxxx (“Pedro Igel de Barros Salles”);

          VENUS QUARTZ LLC, a company duly incorporated and existing under the laws of Delaware, with its main place of business at c/o Withers Bergman LLP, 430 Park Avenue, 9th Floor, New York, NY 10022, represented herein by its attorney-in-fact Mr. Jean Pierre Roy Jr. duly qualified herein above (“Venus”) and, jointly with Bettina Igel Hoffenberg, Jennings Luis Igel Hoffenberg and Pedro Igel de Barros Salles, hereinafter referred to as “Parth Partners” and, jointly with the Ultra Partners, are referred to as “Holdings Partners” or a “Holding Partner,” when referred to individually.

WHEREAS, each Holding holds a material stake in the capital stock of ULTRAPAR PARTICIPAÇÕES S.A., a publicly-traded Brazilian corporation with headquarters at Avenida Brigadeiro Luís Antônio, No. 1.343, in the City of São Paulo, State of São Paulo, enrolled in the Corporate Taxpayers Registry of the Ministry of Finance (CNPJ) under No. 33.256.439/0001-39 (“Ultrapar” or “Company”);

WHEREAS, the Holdings and the Holdings Partners wish to form a representative block of shareholders with the ability to act in an uniform way in matters involving their interests in the capacity as shareholders of the Company, preserving the ideals of Ernesto Igel and Ultrapar’s history; and

WHEREAS, the Holdings and the Holdings Partners wish to provide for certain economic rights related to their equity stakes in the Holdings, as well as certain political and economic rights attached to the Ultrapar shares held by the Holdings and directly held by the Holdings Partners;

NOW, THEREFORE, the Parties, with the intervenience and the consent of the Holdings Partners, hereby enter into this Shareholders' Agreement (“Agreement”), which shall be governed by the applicable laws and by the clauses and conditions provided hereinbelow:

SECTION ONE

PURPOSE AND PRELIMINARY PROVISIONS

1.1.           The purpose of this Agreement is to govern the exercise of the voting rights of the Holdings and the Holdings Partners in the shareholders meetings of Ultrapar, as well as set forth rules to be followed for the transfer and encumbrance of any equity stake in Ultrapar and, in certain events, in the Holdings.

1.2.     The Holdings and the Holdings Partners hereby undertake to exercise their rights in the capacity as shareholders or usufructuaries of Ultrapar’s and the Holdings’ shares, as applicable, so as to ensure compliance with the provisions of this Agreement and to take in good faith any further course of action or measure required to comply with such provisions, in order to make sure that this Agreement materially achieves the purposes described in its provisions.

1.3.           The Holdings Partners shall perform and cause to be performed all acts required to ensure at any time that the corporate documents and the shareholders’ or quotaholders’ agreements of each Holding and, as applicable, of each Holding Partner are compatible with and allows full compliance with all provisions of this Agreement, subject to the provisions of Sections 16.5 and 16.7.

1.4.           The corporate purpose of the Holdings shall be to hold interest in the capital stock of Ultrapar, being any other business activity prevented.

SECTION TWO

BOUND SHARES AND FREE SHARES

2.1.      This Agreement shall bind all shares, subscription rights, and securities convertible into shares issued by Ultrapar, as well as all depositary receipt of shares issued by Ultrapar, held currently or in the future by the Holdings, at any time (“Bound Shares”).

2.1.1.    In the event of a corporate reorganization of Ultrapar, this Agreement shall automatically and by operation of law be binding on the companies resulting from the corporate transaction, provided that, in the event the corporate reorganization is implemented by means of a partial spin-off, this Agreement shall continue to be binding on Ultrapar as well. In the event of (i) a spin-off of Ultrapar with the conveyance of a portion of its assets to an existing company, (ii) a merger of Ultrapar or of its shares into another company, or (iii) a merger (amalgamation) of Ultrapar with another company, the signatories of this Agreement shall: (a) observe in their relationships the provisions of this Agreement as to the shares and other rights and securities that they hold currently or in the future in the surviving company, in the company resulting from the merger (amalgamation), or in the company that receives the spun-off portion of Ultrapar’s assets, as the case may be (“New Company”); and (b) execute a new shareholders' agreement substantially in the terms of this Agreement in order to govern their relationships in the New Company, and file it at the New Company’s headquarters and cause it to be recorded in the appropriate company registers.

2.2.           Any shares issued by Ultrapar and depositary receipt of shares issued by Ultrapar that are currently or come to be held by the Holdings Partners shall be bound by the voting obligations set forth in this Agreement pursuant to the terms of Section Three below, but they may be freely traded for the purposes of this Agreement (that is, without prejudice of any restrictions existing in any other agreements with comply with the provisions of Sections 4.5, 16.5 and 16.7) (“Free Shares”).

SECTION THREE

EXERCISE OF HOLDINGS VOTING RIGHTS – ORDINARY PREVIOUS MEETINGS AND PLENARY PREVIOUS MEETINGS

3.1.      The Holdings and the Holdings Partners who hold any Free Shares hereby undertake to vote in Ultrapar’s general shareholders meetings (“General Shareholders’ Meetings”) pursuant to the terms of the voting instructions approved by the Holdings’ representatives in the preliminary meeting to be held as set forth in this Agreement (“Previous Meeting”), so that the Holdings’ and the Holdings Partners’ votes in the General Shareholders’ Meetings shall be bound by the resolution passed in the Previous Meeting.

3.1.1.    With respect to the Free Shares object of depositary receipt of shares, the Holdings Partners’ obligation to vote pursuant to the terms of the voting instructions approved in a Previous Meeting shall be deemed complied as long as a voting instruction in this respect is sent by the titleholder to the issuer of the certificate, if possible and applicable to those persons, even if the issuer, due to any reason not attributable to the signatory of this Agreement, does not vote with the respective shares in the manner decided in the Previous Meeting.

3.2.       In the event the Previous Meeting set forth in this Agreement is not held prior to a General Shareholders’ Meeting, for any reason, or in the event a favorable resolution is not approved in a Previous Meeting with respect to any item in the agenda of a General Shareholders’ Meeting, then the Holdings and the Holdings Partners who hold any Free Shares shall attend such General Shareholders’ Meeting and exercise their respective voting rights (i) so that those matters that were not subject to a favorable resolution and approval in a Previous Meeting are removed from the agenda of the aforementioned General Shareholders’ Meeting; or (ii) in the event those matters remain in the agenda, to vote so to reject those matters.

Types of Previous Meetings

3.3.         There shall be two (2) types of Previous Meetings: (i) Ordinary Previous Meetings, and, according to the matter to be decided in the General Shareholders’ Meeting, (ii) Plenary Previous Meetings.

Ordinary Previous Meetings

3.4.        The Ordinary Previous Meetings shall be held (i) quarterly, (ii) prior to any General Shareholders’ Meeting, and (iii) whenever requested by the RPO Members, pursuant to the terms of Section 3.9.1.

3.5.        In the Ordinary Previous Meetings preceding a General Shareholders’ Meeting, it shall be decided the voting instructions for the Holdings and for those holding Free Shares in regard to all matters included in the agenda of the General Shareholders’ Meeting, except for matters to be decided by a Plenary Previous Meeting, as provided for in Section 3.13.

3.6.     The members elected by the Holdings Partners will participate and have the right to vote in the Ordinary Previous Meetings (“RPO Members”).

3.6.1. The RPO Members will be elected for a term of 2 (two) years, which will coincide with the term of the Ultrapar’s board of directors.

3.6.2. The RPO Members will be elected and removed by the Holdings Partners at a Plenary Previous Meeting.

3.6.3. The RPO Members will elect, among them, the one who will chair the Ordinary Previous Meeting during each term.

3.6.4. Holdings Partners who have elected a specific RPO Member (i) will be allowed to replace it at any time, and (ii) will be allowed to indicate its alternate in the event of definitive impediment or vacancy in the position of RPO Member.

3.7.       Holdings Partners who held, directly or indirectly, and individually or jointly, voting rights of shares or quotas representing the capital stock of the Holdings corresponding to at 5% (five percent) of the Bound Shares shall have the right to elect (and replace at any time) one, and only one, RPO Member.

3.7.1.  If a Holding Partner perform a transfer of Holding share or quota to a permitted assignee, under the corporate documents of the Holdings, according to Section 4.5 below, the Holding shares or quotas received by the permitted assignee will continue to be considered together with those held by the assignor for the purpose of verifying the minimum interest required in Section 3.7 above.

3.7.2. In the event of the death or removal of a Holding Partner, its heirs, sharecroppers or successors, as the case may be, may add their interest to collectively elect an RPO Member (including for all purposes of Section 3.6.4), provided that, cumulatively, (i) the RPO Member to be elected is appointed by the heirs, sharecroppers or successors who hold at least most of the Holding shares or quotas previously held by the deceased or removed Holding Partner; and (ii) the heirs, sharecroppers or successors hold, jointly, the minimum percentage of voting rights required in Section 3.7 above.

3.8. The following may be elected as RPO Member: (i) Holdings Partners, if individuals; or (ii) an individual who holds a direct or indirect stake in the capital of a Holding Partner on the date of execution of this Agreement or who may hold such stake through a transfer permitted under this Agreement; or (iii) in the case of a Holding Partner that is an investment fund, an individual who (a) holds a stake, directly or indirectly, in the capital stock of the respective manager, or (b) is a member of the respective investment committee.

3.9.  The Ordinary Previous Meetings shall be called by the chairperson selected as set forth in Section 3.6.3 above, by means of a call notice to be sent to all the other members of the Ordinary Previous Meetings at least five (5) days in advance of the date of the respective meeting. Such call notice shall contain a description of the matters included in the agenda, as well as copies of all relevant documents necessary for a thorough knowledge and understanding of the matters included in the agenda to be resolved.

3.9.1.     Three (3) RPO Members jointly request in writing the chairperson to call an Ordinary Previous Meeting, indicating the respective agenda. In the event the request is not complied within up to five (5) days, (or the call of such meeting on a second call that is not held within 24 (twenty-four) hours according to Section 3.10), the requesting members will have the right to jointly call an Ordinary Previous Meeting, provided that they do so with an identical agenda as the one requested and subject to the time periods and procedures set forth in this Agreement.

3.10.  The Ordinary Previous Meetings shall be held at least fifteen (15) days before the date scheduled for the General Shareholders’ Meetings to which they the majority of the RPO Members. In the event the quorum for the Ordinary Previous Meeting to be convened in first call is not reached, a new Ordinary Previous Meeting shall be called within up to twenty-four (24) hours, provided that, in that case, the meeting to be held in second call (i) shall be held within up to three (3) days after it is called, and (ii) shall be convened with the presence of any number of members at the meeting.

3.11. The Ordinary Previous Meeting that precedes a General Shareholders’ Meeting in which its agenda includes the election of members of Ultrapar’s board of directors shall comply with the following rules:

(I) The Ordinary Previous Meeting (a) shall resolve on all matters related to such election, in particular on (as the case may be and in compliance with the by-laws of the Company): (i)  (x) the submission of a suggested list of candidates to be considered by Ultrapar’s board of directors when preparing any slate; (y) the approval of any slate submitted by Ultrapar's board of directors, or, in the event of rejection of the slate or the non-submission of a slate by the Company’s Board of Directors, the presentation of a specific slate to compete for the Company’s board of directors; (ii) the submission of a request for cumulative voting and, in that case, on how the votes shall be allocated among the several candidates; (ii) indication of individual candidates for the Company’s board of directors in situations where, for any reason and at any time, the election will come or be made in a majority form but individually by open position, and not in the form of a slate or multiple vote; and (iv) the voting instruction as to the number of members to be elected to the Company’s board of directors; and (b) shall be called sufficiently in advance so to allow it to be held on a date that, considering the corporate events calendar disclosed by the Company and the facts existing at the time, makes it possible for the Holdings to submit, if applicable, a suggested list of candidates to be considered by the Board of Directors when preparing its slate; and

(II) the candidates to be appointed to Ultrapar’s board of directors shall meet the requirements of art. 147 of the Brazilian Corporate Law (and CVM applicable rules) as well as the following minimum and cumulative eligibility requirements: (i) be at least thirty (30) years of age; (v) hold a suitable higher education degree; (vi) not use any substance that is unlawful or prohibited in Brazil or in the United States of America; and (vii) not been convicted of any crime for which a final and non-appealable judgment has been rendered.

3.12.      The resolutions of the Ordinary Previous Meeting will be taken by a majority vote of the members present at the meeting, with each RPO Member having one vote.

3.12.1. The RPO Members shall exercise their voting rights so to ensure that the directors appointed by the Holdings and the Holdings Partners represent the largest possible number of members to be elected to Ultrapar’s board of directors.

3.12.2. RPO Members elected by Holdings Holders, individually or jointly holding equity greater than 15% (fifteen percent) of the Bound Shares may, until the time of the close of the Ordinary Previous Meeting request that one or more matters included in the agenda, even after its resolution, is submitted to resolution in a Plenary Previous Meeting, in which case any resolutions already taken on the matters will be null and pending a decision at a Plenary Previous Meeting.

3.12.3. In the case referred to in Section 3.12.2, the chairman shall call the Plenary Previous Meeting to within 24 (twenty four) hours, to resolve on the matters subject-matter of the request, and the Plenary Previous Meeting shall be held on the first business day following the date of the call. If the request is not met (or the second call meeting under Section 3.20 is not called) within 24 (twenty-four) hours, the requesting members may jointly call such Plenary Previous Meeting, provided that with agenda identical to the one requested and subject to the deadlines and procedures established set forth in this Agreement.

Plenary Previous Meetings

3.13. The Plenary Previous Meetings shall be held prior to any General Shareholders’ Meeting in which its agenda includes any of the following matters:

(i)          amendment to Ultrapar’s by-laws;

(ii)        change to the rights attached to the shares issued by Ultrapar;

(iii)     merger (amalgamation), merger, merger of shares, or spin-off involving Ultrapar; and

(iv)      acquisition or disposal of assets by Ultrapar and its controlled entities, as long as they have been subject to a resolution of Ultrapar’s General Shareholders’ Meeting

3.14. The Plenary Previous Meetings shall also be held in order to resolve on any matters submitted to it according to a request made in an Ordinary Previous Meeting, as set forth in Sections 3.12.2 and 3.12.3 above.

3.15. All Holding members with voting rights in the Holdings will have the right to vote on the Plenary Previous Meetings.

3.16. In the Plenary Previous Meetings, the number of votes of each Holding Partner shall be equal to the number of Bound Shares corresponding to the Holding shares or quotas the Holding Partner is entitled to voting rights.

3.17. Subject to the provisions of Sections 3.6.2 and 3.7 above and, except as Section 3.17.1 below, resolutions shall be passed in Plenary Previous Meetings by the affirmative vote of at least sixty-six percent (66%) of the total number of votes of all Holdings Partners attending and not attending the Plenary Previous Meeting, calculated as set forth in Section 3.16 of this Agreement (100% (one hundred percent) of such sum, the “Total Votes”).

3.17.1. The resolutions on matters that are submitted to the Plenary Previous Meetings upon request made at the Ordinary Previous Meeting pursuant to Section 3.12.2 and 3.14 above, will be taken by the favorable vote of the majority of the Total Votes, subject, however, to the provision in Section 3.20.1 below.

3.18. Whoever is responsible, under this Agreement, to chair the Ordinary Previous Meetings, will also chair the Plenary Previous Meetings.

3.19. The Plenary Previous Meetings shall be called by the chairperson by means of a call notice to be sent to all Holdings Partners at least five (5) days in advance of the date of the respective meeting. Such call notice shall contain a description of the matters included in the agenda, as well as copies of all relevant documents necessary for a thorough knowledge and understanding of the matters included in the agenda to be resolved in the Plenary Previous Meeting.

3.20. The Plenary Previous Meetings shall be held at least seven (7) days before the date scheduled for the General Shareholders’ Meetings to which they relate, and shall be deemed validly convened with the presence of holders of sixty-six percent (66%) of the Total Votes. In the event such quorum is not reached, a new Plenary Previous Meeting shall be called within up to twenty-four (24) hours so that the meeting in second call is held at least three (3) days in advance of the date of the corresponding General Shareholders’ Meeting. In case the quorum set forth in this Section is not reached, the provisions of Section 3.2 above shall apply.

3.20.1. In the event referred to in Section 3.14, the Plenary Previous Meetings will be considered validly established on second call with any quorum of attendance, and the respective resolutions shall be taken, in this case, by the majority of the votes of those present calculated pursuant to Section  3.16.

Common provisions concerning Ordinary Previous Meetings and Plenary Previous Meetings

3.21. Except if otherwise agreed by the Holdings Partners, as applicable, the Ordinary Previous Meetings and the Plenary Previous Meetings shall be held at Ultra’s headquarters.

3.22. Each Holding Partner shall be allowed to appoint an attorney in fact to represent him/her/it in the Plenary Previous Meetings.

3.23. In the event any General Shareholders’ Meeting includes in its agenda matters that are subject to both the Ordinary Previous Meeting and the Plenary Previous Meeting, both meetings shall be held successively in that order, subject to the provisions of this Section Three.

3.24. The Holdings Partners hereby undertake, on their own behalf and on behalf of their attorneys-in-fact, not to disclose any confidential information related to Ultrapar’s businesses and activities that may be discussed in any Ordinary Previous Meeting or Plenary Previous Meeting, and also undertake to strictly comply with any restrictions set forth in the law or regulations applicable to securities trading as a result of their knowledge of such information.

3.25. A call notice shall not be required for any Previous Meeting attended by all Holdings Partners with voting rights in that meeting, or their attorneys-in-fact, or all RPO Members, as the case may be, and, in this case, the meeting shall be deemed validly convened.

SECTION FOUR

RESTRICTIONS ON DISPOSALS AND ENCUMBRANCES

4.1.         The Parties hereby undertake not to Dispose of or Encumber any Bound Shares in breach of the provisions of this Agreement, provided that any disposal or encumbrance of Bound Shares in breach of the provisions of this Agreement shall be deemed null and void.

4.1.1.    For the purposes of this Agreement, (i) “Encumber” shall mean to create any encumbrance, pledge, security interest, claim, lease, charge, option, preemptive right, restriction on transfers pursuant to the terms of any shareholders' agreement or similar agreement, lien, or any other restriction or limitation of any nature affecting the free and unrestricted title to the company’s shares or quotas or investment fund quotas, or that otherwise creates obstacles of any nature to their Disposal, at any time, such acts shall be deemed a “Disposal” and (ii) “Dispose of” shall mean any assignment of, transfer of, or sale of, or contribution to the capital stock, shares or quotas of companies, provided that, for purposes of this Agreement, they shall be also deemed “Disposal”, whether directly or indirectly and whether free of charge or for valuable consideration (i) corporate transactions involving the Holdings that result in an indirect transfer of Bound Shares to a third party, (ii) in the case of investment funds whose management is not discretionary, the transfer of ownership of the majority of its shares, and (iii) in the case of investment funds with discretionary management, the replacement of the manager or the sale of its shareholding control.

4.1.2.    The restrictions on Disposals and Encumbrances of Bound Shares shall also apply to any other securities convertible into or exchangeable for Bound Shares, as well as to subscription rights, whether or not represented by securities.

4.2.          The Holdings hereby represent that they are the lawful owners of all Bound Shares, which are free and clear of any encumbrance, lien, sale commitment, call option, bond, trust, fiduciary assignment, usufruct, or any other in rem right of fruition or other security interest, except for the ones that are of knowledge of the Parties on the date hereof.

4.3.           It shall be prohibited for any Holding to Encumber any Bound Shares without the prior express consent of the other Holding.

4.4.      In order to provide stability to the block of signatory shareholders and to protect the rights agreed in this Agreement, the Ultra Partners, with respect to the shares issued by Ultra, and the Parth Partners, with respect to the quotas comprising Parth’s capital stock, shall only have the right to Dispose of or Encumber their respective equity stakes in the Holdings provided that, first, they comply with the rules and conditions set forth in the corporate documents and shareholders’ or quotaholders’ agreements of the Holdings, and, second, if it is still the case, with the provisions of this Agreement.

4.5.           Pursuant to the provisions of Section 1.3 of this Agreement, the Holdings Partners hereby undertake to reflect the restrictions on Disposals or Encumbrances of the Bound Shares referred to in this Section Four in the relevant corporate documents of the Holdings; provided, however, that the corporate documents and shareholders’ or quotaholders’ agreements of the Holdings (or  the Holdings Partners), if a legal entity or investment funds, may provide for exceptions to the rules on restrictions on Disposals and Encumbrances of any equity stake in the Holdings exclusively in the following cases: (a) whenever such Disposal or Encumbrance is (i) between ascendants, descendants, or spouses; (ii) to holding companies which capital stock is wholly owned by a Holding Partner or by the partners with a stake in i by its respective ascendants, descendants, or spouse; (iii) between a Holding Partner and the respective partners holding a stake in it, including in the case of dissolution of such Holding Partner, and, as the case may be, (iv) between investment funds who have the same manager; and (b) provided that such persons, without any restriction or condition, adhere to this Agreement in the capacity as Holding Partner.

SECTION FIVE

RIGHT OF FIRST REFUSAL ON BOUND SHARES

5.1.          During the effective term of this Agreement, in the event either Holding intends to directly or indirectly Dispose of any Bound Shares (“Offering Shareholder”) to a person who is not a signatory of this Agreement, it shall first offer such Bound Shares (“Offered Shares”) to the other Holding (“Offered Shareholder”) upon delivery of a specific notice, a full copy of which shall be immediately forwarded by the Offered Shareholder to each Holding Partner holding a stake therein (“Notice of Offer”). The Offered Shareholder shall have the right of first refusal to acquire the Offered Shares under the same terms and conditions as offered to the Offering Shareholder, within thirty (30) days from receipt of the Notice of Offer (“Right of First Refusal”).

5.2.       The Notice of Offer shall: (i) specify the name and full qualification of whoever is interested in acquiring the Offered Shares (“Offeror”), identifying, if it is a legal entity, its controlling or main shareholders, up to the level of the individuals; (ii) inform the number of Offered Shares and the total price and the price per share, in domestic currency; (iii) detail the payment conditions of the proposed Disposal; and (iv) be followed by a copy of the offer or equivalent document presented by the Offeror (“Offer”).

5.3.      In the event the Offered Shareholder decides to exercise the Right of First Refusal and acquire the Offered Shares (“Accepting Shareholder”), it shall communicate to the Offering Shareholder within thirty (30) days from the date of receipt of the Notice of Offer (“Exercise Period”) its irrevocable and irreversible decision to exercise the Right of First Refusal to acquire the Offered Shares (“Notice of Exercise of Right of First Refusal”).

5.4.        In the event the Offered Shareholder exercises the Right of First Refusal, such acquisition shall be consummated in the exact terms of the Notice of Offer, within thirty (30) days from the Notice of Exercise of the Right of First Refusal, upon the execution of a Share Transfer Order – STA (Ordem de Transferência de Ações – OTA) to the entity in charge of the Company’s book entry shares.

5.5.        In the event the Offered Shareholder does not exercise the Right of First Refusal, and subject to the Tag Along Right and the Holding Partner’s Tag Along Right, as defined in Section Seven below, the Offering Shareholder may, at its discretion and within thirty (30) days from the end of the Exercise Period, Dispose of the Offered Shares to the Offeror in the exact terms of the Offer; provided that, in the event the proposed Disposal is not consummated within such period, any Disposal shall require the Offering Shareholder to execute once again the whole procedure described in this Section Five, subject to the provisions of Section Seven of this Agreement.

SECTION SIX

RIGHT OF FIRST REFUSAL IN CASE OF ATTACHMENT

6.1.      In the event any Bound Shares owned by one of the Holdings suffer an Attachment (“Attached Shares”), such Holding shall notify the other Holding so to inform the Attachment on Bound Shares held by it within up to five (5) days from the date that such Holding is informed of the Attachment (“Notice of Attachment”).

6.1.1.   For the purposes of this Agreement, “Attachment” shall mean an attachment (penhora), sequestration (arresto), or any other form of lien by means of which any Bound Shares are subject to a possible disposal in order to enforce a guarantee in favor of a creditor or a group of creditors, current or future.

6.2.       The Notice of Attachment shall be accompanied by: (i) a copy of the court order or equivalent decision ordering the Attachment; (ii) documents showing the existence, the terms, and the balances of the obligation or Encumbrance giving rise to the Attachment, including a legal brief or other request submitted by whoever has requested the Attachment; and (iii) any other document or information that may be necessary to exercise the right of first refusal set forth herein, including the current value of the obligation or cost whose payment is required in order to lift the Attachment.

6.3.     The Holding that owns the Attached Shares shall have sixty (60) days to release such Attached Shares. In the event the Attached Shares are not released within such term, the other Holding shall have the right of first refusal to acquire the Attached Shares.

6.4.         In the event the other Holding decides to exercise the right of first refusal referred to in Section Six and acquire the Attached Shares, it shall notify the Holding that owns the Attached Shares within up to thirty (30) days from the end of the period referred to in Section 6.3 above informing it of its irrevocable and irreversible decision to exercise the right of first refusal to acquire the Attached Shares (“Notice of Exercise of Right of First Refusal on Attached Shares”).

6.5.        The exercise price for the acquisition of the Attached Shares shall be equal to the average price of the Ultrapar shares at B3 S.A. – Brasil, Bolsa e Balcão during the ninety (90) days preceding the date of the Notice of Exercise of Right of First Refusal on Attached Shares (“Acquisition Price of Attached Shares”).

6.6.         The Holding exercising the right of first refusal referred to in this Section Six shall be vested with all powers to, including in the form and within the term provided for in the procedural law, request the replacement of the Attached Shares by a deposit in cash (“Deposit”).

6.7.        In the event the Deposit required to lift the Attachment is in a higher amount than the Acquisition Price of the Attached Shares, the Holding that originally owned the Attached Shares shall be required to pay the balance between the value of the Deposit and the Acquisition Price of the Attached Shares to the Holding exercising its right of first refusal, in domestic currency, within five (5) days from the date of the Deposit.

6.8.        In the event the Deposit required to lift the Attachment is in a lower amount than the Acquisition Price of the Attached Shares, the Holding exercising the right of first refusal shall pay the balance to the Holding that originally owned the Attached Shares, in domestic currency, within five (5) days from the date of the Deposit.

6.9.       The transfer of ownership and title to the Attached Shares shall be effected by means of the execution of a Share Transfer Order – STA (Ordem de Transferência de Ações – OTA) to the entity in charge of the Company’s book entry shares.

SECTION SEVEN

TAG ALONG RIGHT

7.1.          Alternatively to the Right of First Refusal provided for in Section Five above, the Offered Shareholder shall have the right to Dispose of the Bound Shares held by it jointly with the Offering Shareholder (“Tag Along Right”), in the following events and by the following means:

(i)             In the event that (a) the Offered Shares, as per the Notice of Offer, correspond to twenty-five percent (25%) or more of the Bound Shares held by the Offering Shareholder, and (b) the Offering Shareholder has not Disposed of any Bound Shares during the twelve (12) months preceding the date of the Notice of Offer (“Period”), the Offered Shareholder shall have the right to Dispose of Bound Shares held by it, and the Offeror shall be obliged to acquire such shares, for the same price per share and under the same payment conditions as set out in the Notice of Offer (“Offer Price”), being the lot of Bound Shares to be Disposed of to the Offeror formed by Bound Shares of the Offering Shareholder and Bound Shares of the Offered Shareholder, calculated pro rata to their respective stakes in the total number of Bound Shares (“Shares to be Jointly Disposed of”); and

(ii)         In the event, however, that (a) the Offering Shareholder has Disposed of Bound Shares in the Period; and (b) the Offered Shares, as per the Notice of Offer, plus the Bound Shares already Disposed of by the Offering Shareholder in the Period (“Total Disposed of Shares”), correspond to twenty-five percent (25%) or more of the Bound Shares held by the Offering Shareholder on the date of the Notice of Offer of the first Disposal of Bound Shares effected in the Period (“Percentage of the Total Disposed of Shares”), then:

(y) the Offered Shareholder shall have the right to Dispose of to the Offeror, and the Offeror shall be obliged to acquire, in addition to the Offered Shares, the number of Bound Shares held by the Offered Shareholder on the date of the Notice of Offer corresponding to the Percentage of the Total Disposed of Shares (“Bound Shares to be Added to the Sale”); and

(z) the Bound Shares to be Added to the Sale shall be acquired by the Offeror in a lump sum and for the Offer Price or for the higher Disposal price paid to the Offering Shareholder during the Period.

7.1.1.     The provisions of Section Erro! Fonte de referência não encontrada.(ii) above shall apply irrespective of the Tag Along Right or of the Holding Partner’s Tag Along Right having already been ensured or exercised by the Offered Shareholder or by the Partners of the Offered Shareholder in the Period, provided that, in the event they have already exercised such right and Disposed of any Bound Shares, such Offered Shareholder or its Partners, in that case, shall have the right to Dispose of to the Offeror, in addition to the Offered Shares, the number of Bound Shares corresponding to the percentage of Bound Shares to be Disposed of by the Offering Shareholder as per the last Notice of Offer.

7.2.    The exercise of the Tag Along Right shall be formalized by means of a notice to be sent to the Offering Shareholder within up to twenty (20) days from the date of receipt of the Notice of Offer.

7.3.       In the event the Offered Shareholder does not exercise its Tag Along Right within the term provided for in Section 7.2 above, each Holding Partner holding a direct stake in the Offered Shareholder shall have the right to Dispose of to the Offeror a number of Bound Shares indirectly held by it to be calculated by applying the percentage of its equity stake in such Holding on the number of Shares to be Jointly Disposed of or on the Bound Shares to be Added to the Sale, as the case may be (“Holding Partner’s Tag Along Right”). The Holding Partner’s Tag Along Right may be exercised up to the end of the Exercise Period referred to in Section 5.3 above, by means of a notice to be sent to the Offered Shareholder (i) informing of the irrevocable and irreversible exercise of the Holding Partner’s Tag Along Right, as well as the number of shares issued by Ultrapar such Holding Partner actually intends to Dispose once the Migration, as defined in Section Nine of this Agreement, is implemented; and (ii) presenting a copy of the Migration Notice referred to in Section 9.2 of this Agreement (“Notice of Exercise of Holding Partner’s Tag Along Right”). Not later than three (3) days after the end of the Exercise Period, the Offered Shareholder shall inform to the Offering Shareholder which of the Holdings Partners have exercised the Holding Partner’s Tag Along Right and how many shares each one shall be entitled, and each Holding shall forward such information forthwith to their respective Holding Partners. The Offered Shareholder shall also forward to the Offering Shareholder copies of all Notices of Exercise of Holding Partner’s Tag Along Right it may have received.

7.4.        In the event of exercise of a Holding Partner’s Tag Along Right, the lot of Offered Shares to be Disposed of to the Offeror shall be formed by the Offering Shareholder’s Bound Shares and by the shares issued by Ultrapar that the Holding Partner shall receive as a result of the applicable Migration, subject to the provisions of Sections 7.1(i), 7.1(ii), and 7.1.1.

7.4.1.        The Offering Shareholder shall wait until the end of the time periods necessary to implement the Migration requested by a Holding Partner so to allow the Disposal of Bound Shares object of the Offer to be implemented jointly with the disposal of the shares issued by Ultrapar to be disposed of by the Holding Partner due to the exercise of the Holding Partner’s Tag Along Right, subject to a maximum period of ninety (90) days from the date the Notices of Exercise of Holding Partner’s Tag Along Right were sent by the Offered Shareholder to the Offering Shareholder.

7.5.         The disposal of shares issued by Ultrapar by the Offered Shareholder or by a Holding Partner as a result of the exercise of the Tag Along Right or of the Holding Partner’s Tag Along Right, as applicable, shall be effected by means of the execution of a Share Transfer Order – STA (Ordem de Transferência de Ações – OTA) to the entity in charge of the Company’s book entry shares, and they shall not be required to enter into any share purchase and sale agreement, to offer guarantees, or to undertake any other obligations that the Offering Shareholder may have agreed or may agree in the future with the Offeror.

7.6.    In the event the Tag Along Right or the Holding Partner’s Tag Along Right are not exercised, the Offered Shareholder may Dispose of the Offered Shares to the Offeror pursuant to the terms and subject to the conditions set forth in Section 5.5 above.

SECTION EIGHT

RIGHT OF FIRST REFUSAL ON HOLDINGS SHARES AND QUOTAS

8.1.      The corporate documents of each Holding shall provide for (i) a first degree right of first refusal, that is, each Holding Partner’s right of first refusal in the event of a direct or indirect disposal of shares or quotas of the Holding in which it has a stake (“First Degree Right of First Refusal”); (ii) rules for the admission of third parties, directly and indirectly, as partner or shareholder of the Holding, provided that such documents shall impose as a condition of admission that any third parties adhere to this Agreement in the capacity as Holding Partner, without any restriction or condition; and further, (iii) rules according to which, in the event the First Degree Right of First Refusal and the Second Degree Right of First Refusal, as defined in Section 8.2 below, are not exercised, the Migration will be mandatory, as set forth in Section Nine below, in order to ensure that the stake to be disposed of by the Holding Partner to a third party is always implemented by the delivery of shares issued by Ultrapar corresponding to the shares object of the right of first refusal, except if the admission of a third party as partner or shareholder of the Holding is approved as per the rules referred to in item (ii) of this Section 8.1.

8.2.         In the event the Holding Partner (“Offering Partner”) intends to directly or indirectly Dispose of Holding Shares or Quotas, and its respective partners in that Holding do not exercise their First Degree Right of First Refusal, then the Offering Partner shall offer to the partners of the other Holding (“Offered Partners”), by means of a notice (“Notice of Offer from Holding Partner”), the right of first refusal to acquire all shares issued by Ultrapar corresponding to the Holding shares or quotas of which it intends to Dispose of and that have been subject to the First Degree Right of First Refusal (“Offered Indirect Stake”), within thirty (30) days (“Second Degree Right of First Refusal”).

8.3.    The Notice of Offer from Holding Partner shall: (i) specify the name and full qualification of whoever is interested in acquiring the Offered Indirect Stake (“Potential Acquirer”), identifying, if it is a legal entity, its controlling or main shareholders, up to the level of the individuals; (ii) inform the number of shares issued by Ultrapar comprised in the Offered Stake and the proportion such number represent of Ultrapar’s capital stock, as well as the total price and the price per share, in domestic currency, and the payment due date; and (iii) be accompanied by a copy of the offer or equivalent document presented by the Potential Acquirer (“Indirect Stake Offer”). The Offering Partner shall send the Notice of Offer from Holding Partner to the Holding in which it holds a stake, which shall deliver it forthwith to the other Holding, which in turn shall send a full copy of the Notice of Offer from Holding Partner to each Holding Partner holding a stake in it.

8.4.      In the event any Offered Partner decides to exercise the Second Degree Right of First Refusal to acquire the Offered Indirect Stake (“Accepting Partner”), it shall notify the Holding in which it holds a stake within thirty (30) days from the date of receipt by such Holding of the Notice of Offer from Holding Partner (“Exercise Period of the Second Degree Right of First Refusal”), informing of the irrevocable and irreversible exercise of the Second Degree Right of First Refusal to acquire the whole Offered Stake (“Notice of Exercise of Second Degree Right of First Refusal”). Not later than three (3) days after the end of the Exercise Period of the Second Degree Right of First Refusal, the Offered Partners’ Holding shall inform to the other Holding the Holdings Partners which have exercised the Second Degree Right of First Refusal and how many shares each one shall be entitled, and each Holding shall forward such information forthwith to their respective Holdings Partners. The Offered Partners’ Holding shall also forward to the other Holding copies of all Notices of Exercise of Holding Partner’s Tag Along Right it may have received.

8.5.          In the event that more than one Offered Partner exercises the Second Degree Right of First Refusal, the Offered Stake shall be shared among the Accepting Partners pro rata to each Accepting Partner’s stake in the capital stock of the respective Holding, without considering the stakes of those Offered Partners which have not exercised the Second Degree Right of First Refusal.

8.6.       The acquisition of the Offered Stake shall be effected by means of the following steps: (i) transfer to the Offering Partner by the Holding in which it has a stake of shares issued by Ultrapar corresponding to the Offered Indirect Stake; (ii) acquisition of shares issued by Ultrapar in the exact terms of the Notice of Offer from Holding Partner within thirty (30) days from the Notice of Exercise of Second Degree Right of First Refusal, upon the execution of a Share Transfer Order – STA (Ordem de Transferência de Ações – OTA) to the entity in charge of the Company’s book entry shares; and (iii) capital increase of the Holding of which the Accepting Partner is a partner in order for such Holding Partner to contribute with the acquired Ultrapar shares.

8.6.1.    Each Holding Partner hereby undertakes (i) to approve the capital increase of the Holding of which it is a partner in order to comply with the provisions of Section 8.6 above; and (ii) not to exercise the preemptive right to which it will be entitled by virtue of such capital increase.

8.7.     In the event the Second Degree Right of First Refusal is not exercised by any Offered Partner, the Offering Partner may, at its discretion, within thirty (30) days from the end of the Exercise Period of the Second Degree Right of First Refusal, dispose of the Offered Indirect Stake to the Potential Acquirer in the exact terms of the Offer, except if the Potential Acquirer has been admitted as partner or shareholder of the Holding, in which case the disposal shall entail the transfer of the Holding Shares or Quotas. In any event, if the proposed disposal is not consummated within the thirty (30)-day period referred to in this Section 8.7, any Disposal of Offered Indirect Stake shall require the Offering Partner to execute once again the whole procedure described in this Section Eight, subject first to the First Degree Right of First Refusal.

8.8.           In the event any tag along right on Holding Shares or Quotas, established for the benefit of a Holding Partner in the Holdings’ corporate documents, is exercised, then the Offering Partner shall, in the Notice of Offer from Holding Partner, inform the number of Holding Shares or Quotas owned by each Holding Partner that is included in the Offered Indirect Stake, in order to allow the identification of each Holding Partner that will dispose of a pro rata portion of the Offered Indirect Stake.

SECTION NINE

MIGRATION RIGHT

9.1.      The Holdings Partners shall be allowed to swap their direct stakes in the Holdings’ capital stock for shares issued by Ultrapar, as provided for and according to the legal form established in the Holdings’ corporate documents, subject to the provisions of this Section Nine (“Migration”). The shares issued by Ultrapar that the Holding Partner shall receive as a result of the Migration shall be deemed Free Shares for the purposes of this Agreement, except in the case of a Migration of the whole stake held by a Holding Partner, which, in that event, will no longer be a signatory of this Agreement and shall no longer be bound by the terms and conditions of this Agreement.

9.2.       The Holding Partner that wants to proceed with a Migration shall first notify the Holding in which he/she/it holds a stake informing of the exercise of the Migration right and formalizing a swap offer informing (i) the number of shares or quotas of the Holding’s capital stock that he/she/it intends to swap; (ii) the corresponding number of shares issued by Ultrapar (“Migration Notice”). The Holding shall forward a full copy of the Migration Notice forthwith to each Holding Partner holding a stake in it.

9.3.        Within up to fifteen (15) days from the delivery of the Migration Notice, the Holding Partner that wishes to make the swap with the Holding Partner that started the Migration shall notify the Holding informing it of his/her/its irrevocable and irreversible decision to make the swap and the number of Free Shares owned by he/she/it that he/she/it accepts to swap. Within up to three (3) days after the end of such period, the Holding shall inform to all Holdings Partners holding a stake in it which partners have expressed interest to make the swap and how many shares or quotas each one wishes to swap. The Holding shall forward to the Holding Partner that started the Migration all notices it may have received. The swap shall be implemented within up to five (5) days after such communication.

9.4.         In the event more than one Holding Partner accepts the swap and the number of shares issued by Ultrapar they accept to swap exceeds, in the aggregate, the number informed in the Migration Notice, they shall participate in the swap pro rata to the number of shares issued by Ultrapar that each one accepted to swap. In the event, however, the number of shares issued by Ultrapar offered to be swapped does not reach, in the aggregate, the number informed in the Migration Notice, the Holding Partner that has started the Migration may request the Holding in which he/she/it holds a stake to implement the Migration of the remaining portion, as set forth in Section 9.5 below.

9.5.           In the event none of the Holding Partners accepts the swap, or the swap is accepted only in part as set forth in Section 9.4 above, the Holding in which the Holding Partner that has started the Migration has a stake shall make the swap in order to enable the migration in the exact number of shares informed in the Migration Notice. The Migration shall be implemented by means of a swap or share repurchase, share redemption, or other form indicated in the Migration Notice, as long as it is reasonable and legal, and provided further that all the necessary measures and resolutions necessary to enable the Migration shall be taken, including, if applicable, by the holding of a general shareholders’ or partners’ meeting of the Holding, including to resolve on the capital stock reduction if there are no profits and reserves in the respective Holding, or by any other effective alternative for the delivery of shares issued by Ultrapar to the Holding Partner.

SECTION TEN

ADHERENCE TO THE AGREEMENT UPON VOLUNTARY DISPOSAL OR ENCUMBRANCE

10.1.    The Holdings and the Holdings Partners hereby agree that it shall be a condition of the validity (i) of any Disposal of Bound Shares or Holding shares or quotas, (ii) of any Encumbrance of Bound Shares or Holding shares or quotas which results in a transfer of voting rights, as well as (iii) of rights attached to this Agreement, that the third party adheres to the provisions of this Agreement, without any reservations or condition, to which provisions such third party shall be automatically bound, irrevocably and irreversibly, on his/hers/its own behalf and on behalf of his/hers/its heirs and successors.

SECTION ELEVEN

ADHERENCE TO THE AGREEMENT UPON INVOLUNTARY DISPOSAL

11.1.      The Holdings Partners hereby undertake to endeavor their best efforts to avoid and prevent that any Holding shares or quotas held by them are transferred to his or her spouse in the event of judicial or extrajudicial separation, divorce, dissolution of common-law marriage equivalent (união estável), or cohabitation (concubinato) and upon the distribution of his or her properties, by replacing his or her Holding shares or quotas with another property owned by him or her.

11.2.    Notwithstanding the provision above, in the event of transfer of Bound Shares or of any Holding shares or quotas by a court order, including as a consequence of a judicial distribution of assets as a result of probate proceedings or of judicial separation, divorce, common-law marriage equivalent (união estável) or cohabitation (concubinato), bankruptcy, winding up, attachment, public or private auction, the judicial acquirer shall adhere to all terms and conditions of this Agreement, without any reservations or conditions.

SECTION TWELVE

EFFECTIVE TERM AND SUCCESSORS

12.1.    This Agreement is executed in an irrevocable and irreversible capacity and shall remain in force for five (5) years from the date hereof, which term may be automatically extended for an equal period, except if unilaterally terminated by either Party not later than six (6) months before its final term.

12.2.      In the event this Agreement is terminated by Parth as per Section 12.1 above, it shall remain in force between the Ultra Partners which shall remain bound to all its terms and conditions for an additional five (5) years from the date the Agreement was terminated; provided that, in this case, (i) all references to “Party” or “Parties” shall apply to the Ultra Partners; and (ii) Sections Four, Five, Six, Seven, and Eight shall no longer be in force.

12.3.      This Agreement shall be binding, in all its terms and conditions, on the Holdings’ successors, and the Holdings Partners’ successors, heirs and sharecroppers, subject to any restrictions on the entry of third parties under the terms of the Holdings’ corporate documents, pursuant to Section 8.1 of this Agreement.

SECTION THIRTEEN

SPECIFIC PERFORMANCE

13.1.      The Holdings and the Holdings Partners, their successors and heirs, hereby agree that the obligations to which they are bound as a result of this Agreement are special, unique, and extraordinary, and that, in the event of breach by any party, damages would not be a suitable solution, thus this Agreement shall be an extrajudicial execution instrument under Brazilian law and shall grant to the signatories the right to demand for specific performance in order for any party or intervening party to comply with all his/her/its obligations arising out of this Agreement, regardless of any damages or any other legal remedy to which they may be entitled, pursuant to the law.

13.2.      As provided for in Section 13.1 above, noncompliance by the Holdings or by the Holdings Partners, their heirs and successors, of any of the obligations set forth in this Agreement shall entail specific performance of the obligations to do and to make a declaration of intent, as set forth in Article 118 of Law no. 6404/76 and other applicable provisions.

13.3.      For the purposes of Article 118 of Law no. 6404/76, one counterpart of this Agreement shall be filed, on the initiative of any of the signatories, at the headquarters of Ultrapar, Ultra, and Parth, which shall strictly comply with all its provisions.

13.4.      The obligations arising out of this Agreement shall be annotated on the appropriate books of Ultrapar, Ultra, and Parth, and, if applicable, of the financial institution in charge, which annotations shall constitute an impediment to the performance of any acts and legal actions or transaction in breach of the provisions of this Agreement. Accordingly, those companies shall be authorized to, in such event, refuse to register such acts and legal actions or transaction and, consequently, refuse to transfer ownership or title to any rights attached to the shares and rights provided in this Agreement, as well as, and notably, the exercise of the voting right arising from them.

13.5.      In addition, the restrictions on Disposals and Encumbrances of equity stakes referred to in this Agreement shall be annotated in the respective Ultra’s Share Register Book, as per Article 40, I, combined with Sole Paragraph, of Law no. 6404/76, and, as to Parth, they shall be expressly mentioned in its articles of association.

SECTION FOURTEEN

APPLICABLE LAW AND DISPUTE RESOLUTION

14.1.      This Agreement shall be governed by and construed pursuant to the laws of the Federative Republic of Brazil.

14.2.      Any omissions, doubts, disputes, conflicts, or controversies (“Controversy”) among the signatories arising out of or related to this Agreement shall be submitted, within up to thirty (30) days, to a single conciliator appointed by the Parties by mutual consent, and all signatories hereby undertake to comply, without any restriction or condition, with the decision rendered by such conciliator.

14.3.      In the event there is no unanimous consent as to the appointment of the single conciliator within the time period set forth in Section 14.2 above, the interested party (the Holdings or the Holdings Partners, as the case may be) shall submit the Controversy to a final and binding arbitration by the Market Arbitration Chamber of B3 S.A. - Brasil, Bolsa e Balcão (“CAM”), under its arbitration rules in force on the date of the request for arbitration (“Rules”) and in accordance with Law no. 9307/96 or any laws that may subsequently supersede it. The arbitrators shall not decide based on equity, and shall prosecute and judge the arbitration pursuant to Brazilian law.

14.4.      The arbitral tribunal shall be formed by three arbitrators, to be appointed according to the CAM rules. The place of the arbitration shall be the City of São Paulo, State of São Paulo, Brazil. The language of the arbitration shall be Portuguese.

14.5.   The arbitral award shall be final, conclusive, and unappealable, shall be binding on the signatories, their successors and heirs, and may be enforced before any court of competent jurisdiction.

14.6.      Before the arbitral tribunal is established, any requests for urgent relief, if applicable, shall be submitted to an emergency arbitrator, as provided for in item 5.1 of the CAM Rules, as in force on the date hereof (or any provision that may supersede it). For any other court relief measure that may be necessary, the parties hereby elect the courts of the judicial district of São Paulo, State of São Paulo, as the court of exclusive jurisdiction, waiving any others, however special or privileged they may be.

SECTION FIFTEEN

COMMUNICATIONS AND NOTICES

15.1.      All notices and other communications among the signatories of this Agreement shall be made in writing and sent to the addresses in the preamble of this Agreement, by means of (i) any electronic means with proof of receipt; (ii) a titles and deeds registrar; or (iii) registered mail, return receipt requested.

15.2.      Until any change in the addresses indicated in the preamble is communicated to the other signatories, any notices, communications, subpoenas, and summonses sent to those addresses shall be deemed valid and effective.

SECTION SIXTEEN

MISCELLANEOUS AND PROVISIONAL PROVISIONS

16.1.      Any omission by any of the signatories with respect to any noncompliance with the terms, provisions, or conditions of this Agreement, or any failure to exercise any right set forth in this Agreement, shall not constitute waiver or affect such signatory’s right to enforce them in the future, except if otherwise provided for in this Agreement.

16.2.      Any forbearance by any of the signatories as to any late performance by the others of the obligations undertaken under this Agreement shall not entail novation of the covenants contained in this Agreement or waiver of the rights that are attributed to such signatory by virtue of this Agreement.

16.3.      Any amendment or change of this Agreement shall only be made and shall only be effective upon all signatories’ written consent.

16.4.      In the event any of the provisions of this Agreement is deemed invalid, ineffective, or unenforceable under any aspect, the validity, effectiveness, or enforceability of the remaining provisions of this Agreement shall not be affected or impaired by such fact in any way whatsoever. The signatories shall negotiate in good faith and with due regard to the original intention of those involved the replacement of the invalid, ineffective, or unenforceable provisions by valid provisions whose economic effect is as close as possible to the economic effect of the invalid, ineffective, or unenforceable provisions.

16.5.  In the event of conflict or incompatibility among the corporate documents or other shareholders’ or quotaholders’ agreements of the Holdings and this Agreement, the provisions of this Agreement shall prevail.

16.6.  This Agreement shall be the entire agreement between its signatories and shall supersede any prior understandings, discussions, or agreements, oral or written, with respect to the matters governed hereby.

16.7.      The Holdings and the Holdings Partners shall not enter into any other agreements or contracts to govern the matters governed by this Agreement or directly or indirectly related to the matters governed by this Agreement, except for shareholders’ or quotaholders’ agreements of the Holdings, and provided that (a) they do not conflict with this Agreement, subject to the provisions of Section 1.3 above, and (b) their execution is forthwith communicated by means of a notice with full copy of such agreement to be sent to the Holdings, which shall in turn forward a full copy of such notice to their respective Holdings Partners.

16.8.    All time periods set forth in this Agreement shall be counted as set forth in the Brazilian Code of Civil Procedure. For that purpose, holidays shall be deemed any day that is a holiday in the City of São Paulo.

16.9.      None of the signatories shall have the right to assign or transfer the rights and obligations arising out of or related to this Agreement without the prior written consent of all the other signatories, except in the events set forth in this Agreement.

16.10.  On this date, (i) a Plenary Previous Meeting will be held, in which the Holdings Partners shall elect the RPO Members, who, exceptionally, will have a mandate coinciding with that of Ultrapar’s members of the board of directors that may be elected at the 2021 ordinary general meeting, and (ii) an Ordinary Previous Meeting will be held, that will elect its chairman.

IN WITNESS WHEREOF, the Holdings and the Holdings Partners execute this Agreement in [5 (five)] counterparts with the same form and contents, before the two undersigned witnesses.

São Paulo, August 18, 2020.

_____________________________________

ULTRA S.A. PARTICIPAÇÕES

_____________________________________

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

In the capacity as intervening parties and bound by the provisions of this Agreement:

Ultra Partners:

_________________________________ ANA MARIA LEVY VILLELA IGEL	_________________________________ FABIO IGEL

_________________________________ MÁRCIA IGEL JOPPERT	_________________________________ ROGÉRIO IGEL

_________________________________ JOYCE IGEL DE CASTRO ANDRADE	_________________________________ LUCIO DE CASTRO ANDRADE FILHO

_________________________________ IGELPAR PARTICIPAÇÕES S.A. Fábio Igel	_________________________________ PEDRO WONGTSCHOWSKI

_________________________________ CHRISTY PARTICIPAÇÕES LTDA. Hélio Marcos Coutinho Beltrão	_________________________________ HÉLIO MARCOS COUTINHO BELTRÃO

_________________________________ BRUNO IGEL	_________________________________ ANA ELISA ALVES CORRÊA IGEL
_________________________________ ROBERTO DE CASTRO ANDRADE	_________________________________ BETTINA DE CASTRO ANDRADE GASPARIAN

_________________________________ ROBERTA JOPPERT FERRAZ	_________________________________ SANDRA JOPPERT

_________________________________

          PÁTRIA PRIVATE EQUITY VI FIP

          MULTIESTRATÉGIA

Parth Partners:

_________________________________ BETTINA IGEL HOFFENBERG Jean Pierre Roy Jr. (attorney-in-fact)	_________________________________ VENUS QUARTZ LLC Jean Pierre Roy Jr. (attorney-in-fact)

_________________________________ JENNINGS LUIS IGEL HOFFENBERG	_________________________________ PEDRO IGEL DE BARROS SALLES

Witnesses:

___________________________________________ Name: I.D.: CPF:	___________________________________________ Name: I.D.: CPF:

TERM OF ADHESION

TO THE SHAREHOLDERS’ AGREEMENT OF ULTRAPAR PARTICIPAÇÕES S.A.

By the present instrument, pursuant to Section 10.1 of the Shareholders' Agreement of Ultrapar Participações S.A., entered into on August 18, 2020 (“Agreement”), MARCOS MARINHO LUTZ, Brazilian citizen, xxxxxx, xxxxxx, national identity card (RG) Nr. xxxxxx, and enrolled with the Taxpayers Register (CPF/ME) under Nr. xxxxxx, resident and domiciled in the xxxxxx ("Adherent"), fully adheres to the provisions of the Agreement, without any qualifications or reservations, and shall be automatically bound to the Agreement, irrevocably and irreversibly, on his own behalf and on behalf of heirs and successors, considering his admission as a shareholder of Ultra, holding 2,275,000 common shares representing 2.4% of its capital stock, as approved by the Ultra Partners at a general meeting held on this date, and with which Parth and the Parth Partners have expressed their agreement by means of a letter signed also on this date.

All terms in capital letters in this Term of Adhesion have the meanings attributed to them in the Agreement, except as otherwise expressly defined herein.

The Adherent hereby declares, for all purposes, that he has received a copy of the Agreement and is fully aware of all its terms and conditions, undertaking to exercise and comply with and, if applicable, to ensure that his representatives or attorneys-in-fact exercise and comply with all the applicable rights and obligations under the Agreement.

The present Term of Adhesion (i) becomes an integral part of the Agreement, under the terms and conditions set forth therein, (ii) will be filed at the headquarters of Parth, Ultra and Ultrapar, for all purposes of Article 118 of Law Nr. 6,404/76, and (iii) is governed and interpreted in accordance with the laws of the Federative Republic of Brazil, being certain that any Dispute arising out of or related to this Term of Adhesion will be solved in the form of Section Fourteen of the Agreement, to which the Adherent also expressly adheres to this act, in full and without qualifications.

This Term of Adhesion is signed in 3 (three) copies of equal content and form, before the two undersigned witnesses.

São Paulo, August 31, 2021.

_____________________________________

MARCOS MARINHO LUTZ

Intervening parties:

_____________________________________ ULTRA S.A. PARTICIPAÇÕES	_____________________________________ PARTH DO BRASIL PARTICIPAÇÕES LTDA.
_________________________________ ANA MARIA LEVY VILLELA IGEL	_________________________________ FABIO IGEL

_________________________________ MÁRCIA IGEL JOPPERT	_________________________________ ROGÉRIO IGEL

_________________________________ JOYCE IGEL DE CASTRO ANDRADE	_________________________________ LUCIO DE CASTRO ANDRADE FILHO

_________________________________ IGELPAR PARTICIPAÇÕES S.A.	_________________________________ PEDRO WONGTSCHOWSKI

_________________________________ CHRISTY PARTICIPAÇÕES LTDA.	_________________________________ HÉLIO MARCOS COUTINHO BELTRÃO

_________________________________ BRUNO IGEL	_________________________________ ANA ELISA ALVES CORRÊA IGEL

_________________________________ ROBERTO DE CASTRO ANDRADE	_________________________________ BETTINA DE CASTRO ANDRADE GASPARIAN

_________________________________ ROBERTA JOPPERT FERRAZ	_________________________________ SANDRA JOPPERT

_________________________________

PÁTRIA PRIVATE EQUITY VI FIP MULTIESTRATÉGIA

_________________________________ BETTINA IGEL HOFFENBERG	_________________________________ VENUS QUARTZ LLC

_________________________________ JENNINGS LUIS IGEL HOFFENBERG	_________________________________ PEDRO IGEL DE BARROS SALLES

Witnesses:

___________________________________________ Name: I.D.: CPF:	___________________________________________ Name: I.D.: CPF:

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Notification received from Ultra S.A. Participações

São Paulo, September 28, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), pursuant to CVM Resolution 44/21, hereby informs that it was notified by the shareholder Ultra S.A. Participações that Marcos Marinho Lutz became holder of 2.4% of its capital and has joined the shareholders' agreement of August 18, 2020.

Below is the translation of the complete transcript of the notification received:

“Dear Sirs,

We hereby inform you of Mr. Marcos Marinho Lutz's adhesion to the Shareholders’ Agreement of Ultrapar Participações, to which he became a party, without any qualification or reservation, under the terms and conditions set forth therein. The respective Term of Adhesion, signed on August 31, 2021 and the full copy of which is attached to this letter, becomes an integral part of the Agreement and, therefore, we request that it be duly filed at Ultrapar's headquarters, in the same way as it will be filed at the headquarters of Ultra and Parth, for all purposes of Article 118 of Law 6,404/76.

The adhesion of Mr. Marcos Marinho Lutz to the agreement was triggered by his participation in the capital stock of Ultra S.A., on August 31, 2021, when he became the holder of 2,275,000 (two million, two hundred and seventy-five thousand) common shares representing 2.4% of the capital stock of Ultra S.A.

Without further ado, we subscribe.

Sincerely,

Ultra S.A. Participações”

Ultrapar also informs that the shareholders' agreement mentioned above, duly amended by the Term of Adhesion, is filed on the CVM website.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Shareholders' Agreement of Ultrapar Participações S.A., Material Notice)